August 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew Derby

Ms. Jan Woo

Re:	Inpixon (the “Company”) Registration Statement on Form S-1 (File No. 333-232448)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ladenburg Thalmann & Co. Inc. and Maxim Group LLC, as the representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (New York time) on August 12, 2019, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that the underwriters are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Mark Green
Name:	Mark Green
Title:	Managing Director

maxim group llc

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director

As the Representatives of the Underwriters